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UNITE 09057945
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66136

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/08 (MM/DD/YY) AND ENDING 12-31-08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pipeline Trading Systems LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 East 42nd Street, Suite 624
(No. and Street)

New York, (City) New York (State) 10165 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. David R. Chaskin (212) 370-8361
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) N.Y. (State) 10004 (Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
100

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/16

OATH OR AFFIRMATION

I, David R. Chaskin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pipeline Trading Systems LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

JACLYN M. BOWDREN
Notary Public, State of New York
No. 01BO6137727
Qualified in New York County
Commission Expires Dec. 5, 2009

Signature
Chief Financial Officer and Financial Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

PIPELINE TRADING SYSTEMS LLC
(a wholly owned subsidiary of
Pipeline Financial Group, Inc.)

December 31, 2008

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member of
Pipeline Trading Systems LLC

We have audited the accompanying statement of financial condition of Pipeline Trading Systems LLC (a wholly owned subsidiary of Pipeline Financial Group, Inc.) (the "Company") as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Pipeline Trading Systems LLC as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 23, 2009

Grant Thornton LLP
U.S. member firm of Grant Thornton International Ltd

Pipeline Trading Systems LLC
(a wholly owned subsidiary of Pipeline Financial Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

Cash and cash equivalents	$19,817,246
Investment securities owned, at fair value	15,089,880
Receivable from broker	1,562,230
Commissions receivable	1,074,548
Equipment, net of accumulated depreciation of $1,081,371	542,774
Other	540,491
Total assets	$38,627,169

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$ 1,016,889
Accrued expenses and other	2,674,624
Total liabilities	3,691,513
Member's equity	34,935,656
Total liabilities and Member's equity	$38,627,169

The accompanying notes are an integral part of this statement.

Pipeline Trading Systems LLC
(a wholly owned subsidiary of Pipeline Financial Group, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2008

NOTE A - ORGANIZATION

Pipeline Trading Systems LLC (the "Company") is a New York City based broker-dealer that is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company operates the Pipeline Alternative Trading System ("ATS"), an electronic marketplace that enables institutions and brokerage firms to quickly and efficiently trade large blocks of NYSE, NASDAQ NMS and AMEX stocks and Exchange Traded Funds ("ETFs"). The Company also routes orders to other broker-dealers and market destinations for execution.

The Company generates commission revenue through securities transactions and introduces all customers to its clearing broker pursuant to a fully disclosed clearance agreement. The Company is therefore exempt from the requirements of SEC rule 15c-3 under paragraph k(2)(ii).

The Company is a wholly owned subsidiary of Pipeline Financial Group, Inc. (the "Parent").

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers its investments in financial instruments with maturities of less than 90 days when issued to be cash equivalents. Cash and cash equivalents are held primarily at one major financial institution. At times the amount on deposit exceeds the insured limit of the institution and exposes the Company to credit risk.

Investment Securities

The Company accounts for its investment securities at fair value. Investment securities with original maturities of greater than 90 days are presented as investment in securities owned.

NOTE B (continued)

Securities Transactions

The Company records securities transactions executed for its customers and related commissions and expenses on a trade-date basis.

Deferred Revenue

The Company has received commission revenue in advance of services provided and will recognize this revenue in the period in which the customer performs securities transactions.

Depreciation

Equipment is stated at cost less accumulated depreciation. Depreciation on equipment is computed using the straight-line method over three years. Depreciation on purchased software is computed using the straight-line method over the estimated useful lives of the assets, generally three years.

Income Taxes

No provision for income taxes has been reflected in the accompanying financial statements. The Company is a limited liability company and a disregarded entity for tax purposes. There is no tax sharing agreement between the Company and its Parent and there have been no distributions to the Parent for reimbursements of taxes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial. Actual results could differ from those estimates.

NOTE C - FAIR VALUE MEASUREMENTS

The Company adopted SFAS No. 157, "Fair Value Measurements," as of January 1, 2008, which, among other things, requires enhanced disclosures about investments that are measured and reported at fair value. SFAS No. 157 establishes a hierarchal disclosure framework that prioritizes and ranks the level of

NOTE C (continued)

market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 - Quoted prices are available in active markets for identical investments as of the reporting date. As required by SFAS No. 157, we do not adjust the quoted price for these investments, even in situations where we hold a large position and a sale could reasonably impact the quoted price.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

The following table summarizes the valuation of our investments by the above SFAS No. 157 fair value hierarchy levels as of December 31, 2008.

Assets	Level 1	Level 2	Level 3	Total
Investment securities	$3,199,978	$11,889,902	$ -	$15,089,880

NOTE D - RECENT ACCOUNTING PRONOUNCEMENTS

In July 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109." FIN 48, which clarifies Statement 109, "Accounting for Income Taxes," established the criterion that an individual tax position has to meet for some or all of the benefits of that position to be recognized in the Company's financial statements. On December 30, 2008, the FASB issued FASB Staff Position ("FSP") FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." The FSP defers the effective date of FIN 48, for certain qualifying nonpublic entities, for an enterprise's annual financial statements to fiscal years beginning after December 15, 2008, and requires enhanced disclosures of the deferment and policy for evaluating uncertain tax positions. The Company does not believe the adoption of FIN 48 will have a material impact on its financial statements.

NOTE E - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $250,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. Net capital and aggregate indebtedness change day to day, but as of December 31, 2008, the Company had net capital of $32,752,210, which was $32,502,210 in excess of its required minimum net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.11 to 1.

The Company maintains proprietary accounts with the Clearing Broker ("PAIB assets") for deposit, errors, accommodations and sundry expense purposes; the Company does not trade for its own account. PAIB assets are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the Clearing Broker which requires, among other things, that the Clearing Broker perform a computation of PAIB assets similar to the customer reserve computation set forth in rule 15c3-3.

NOTE F - EQUIPMENT

Equipment consists of the following:

	December 31, 2008
Computer equipment	$1,349,020
Software	275,125
	1,624,145
Accumulated depreciation	1,081,371
	$ 542,774

NOTE G - RELATED PARTY TRANSACTIONS

Transactions with the Parent

The Company has entered into a series of administrative agreements (the "Agreements") with the Parent under which the Parent provides the services of its employees and other services as may be required by the Company for which the Company pays the Parent. Such expenses include salaries of certain personnel, office space, legal services, use of the trading system and related computer equipment and technical support services. Pursuant to the Administrative Agreement in place for the year ended December 31, 2008, the Company agreed to pay the Parent monthly approximately $2,000,000, plus 15% of revenue. In addition, on an exceptions basis, the Parent may occasionally make payments as a result of the Company's activities or on behalf of the Company that are outside of the scope of the Agreement in place at the time of the payment. In such situations, the Parent is reimbursed by the Company and the relevant expenses are recognized by the Company.

At December 31, 2008, the Company had $576,569 payable to the Parent for administrative fees, which is included in accrued expenses and other on the statement of financial condition.

NOTE G (continued)

Adaptive Technologies, Inc.

Pursuant to a License Agreement entered into by the Parent and Adaptive Technologies, Inc. ("AT"), the Parent has agreed to pay AT royalties based upon factors that can include activities conducted by the Company. Accordingly, the Company pays such royalties directly to AT. An officer of the Parent owns a significant equity interest in AT.

NOTE H - COMMITMENTS AND CONTINGENCIES

License Agreement and Other

Pursuant to a License Agreement (the "License Agreement") as amended July 17, 2008 entered into by the Parent and a third party, the Parent has a commitment to pay the third party royalties in connection with the use of information provided by the third party in the Company's trading system. Obligations under the License Agreement arising from the Company's operations are recognized at the Parent level, and related expenses are recognized by the Company under the Agreement with the Parent.

The Company has client commission arrangements with certain subscriber customers to pay for investment-related services. At December 31, 2008, the Company had recorded $1,208,517 of investment-related services liability, which is included in accrued expenses and other on the statement of financial condition.

Operating Lease

The Company leases office space in Boston, Massachusetts, Chicago, Illinois and San Francisco, California under noncancelable operating leases expiring at various dates through 2010.

NOTE G (continued)

The following is a schedule by years of future minimum annual rental payments under noncancelable operating leases:

	December 31, 2008
2009	$320,234
2010	204,624
	$524,858

NOTE I - TRANSACTIONS WITH CLEARING BROKER

The Company conducts business with its Clearing Broker on an agency basis on behalf of its customers and occasionally for its own proprietary account. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its Clearing Broker pursuant to a clearance agreement. The Company has agreed to indemnify its Clearing Broker for losses the Clearing Broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

NOTE J - OFF-BALANCE-SHEET RISK, CONCENTRATION RISK AND CREDIT RISK

In the normal course of business, the Company executes with its Clearing Broker, as agent, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should a counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future on behalf of its customers.

NOTE K - DEFERRED REVENUE

The Company has received commission revenue in advance of services provided and will recognize this revenue in the period in which the customer performs security transactions. At December 31, 2008, the Company had recorded $262,487 of deferred revenue, which is included in accrued expenses and other on the statement of financial condition.

NOTE L - SUBSEQUENT EVENT

On January 27, 2009, the Company paid a $2,000,000 Member's equity distribution to Parent.

Grant Thornton

© Grant Thornton LLP
All rights reserved
U.S. member firm of Grant Thornton International Ltd

Grant Thornton

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

PIPELINE TRADING SYSTEMS LLC
(a wholly owned subsidiary of
Pipeline Financial Group, Inc.)

December 31, 2008

SEC
Mail Processing
Section

FEB 27 2009

Washington, DC
100

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

PIPELINE TRADING SYSTEMS LLC
(a wholly owned subsidiary of
Pipeline Financial Group, Inc.)

December 31, 2008

SEC
Mail Processing
Section

FEB 27 2009

Washington, DC
100

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member of
Pipeline Trading Systems LLC

In planning and performing our audit of the financial statements of Pipeline Trading Systems LLC (a wholly owned subsidiary of Pipeline Financial Group, Inc.) (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11).

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

Grant Thornton LLP
U.S. member firm of Grant Thornton International Ltd

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 23, 2009

Grant Thornton

© Grant Thornton LLP
All rights reserved
U.S. member firm of Grant Thornton International Ltd